3-D GEOPHYSICAL, INC. ADOPTS
                             STOCKHOLDER RIGHTS PLAN


Littleton, Colorado, July 18, 1997 -- 3-D Geophysical, Inc. (NASDAQ/TDGO) announced that the Board of Directors has today approved a Rights Plan and declared a dividend distribution of one Preferred Stock Purchase Right on each outstanding share of the Company's Common Stock ("Common Stock").

The Rights are designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of the Company without addressing the legitimate interests of the Company and its stockholders. The Rights Plan will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover. The Rights Plan was not adopted in response to any specific offer to acquire control of the Company.

Under the Rights Plan, the Rights will be exercisable only if a person or group acquires 15 percent or more (20 percent or more in the case of certain acquisitions by institutional investors) of the Common Stock. Each Right will entitle stockholders (other than such acquiring person or members of such acquiring group) to buy one one-thousandth of a share of a new series of preferred stock at an exercise price of $50 or to purchase a number of shares of Common Stock having a market value equal to twice such exercise price.

If the Company is acquired in a merger or other business combination transaction after the Rights are exercisable, each holder of a Right will be entitled to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value equal to twice such exercise price.

Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more (20 percent or more in the case of certain acquisitions by institutional investors) of the Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

The Rights Plan does not affect the acquisition or ownership of stock by the Company, any subsidiary or any employee benefits plan of the Company.

The dividend distribution will be made on July 18, 1997, payable to stockholders of record on that date, and will also attach to shares of Common Stock issued by the Company after that date. The Rights distribution is not taxable to stockholders. The Rights will expire on July 17, 2007. Until the earlier of a person or group acquiring 15 percent or more (20 percent or more in the case of certain acquisitions by institutional investors) of the Common Stock or ten days after (or such longer period as determined by Board of Directors) the announcement of a tender offer for the Common Stock, the consummation of which would result in ownership by a person or group of 15 percent or more of the Common Stock, the


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Rights will trade with the Common  Stock and will not be evidenced by a separate certificate. Upon the occurrence of either of these events, the Rights will trade separately from the Common Stock and as soon as practicable thereafter, separate certificates evidencing the Rights will be mailed to the holders of record of the Common Stock as of the close of business on the date such event occurs and, thereafter, the separate Rights certificates alone will represent the Rights.

Headquartered in Littleton, Colorado, 3-D Geophysical, Inc. is a leading provider of land- based seismic data acquisition services in the United States, Canada and Mexico.

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